Reply to the Attention of	Thomas J. Deutsch
Direct Line	604.691.7445
Direct Fax	604.893.2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	57562V-297082-Transaction Documents
Date	April 2, 2024

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention:         John Coleman, Mining Engineer

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.

Form 10-K for Fiscal Year Ended July 31, 2023

Filed September 29, 2023

File No. 001-33706

Response to the SEC Comment Letter

We are writing as counsel to and on behalf of Uranium Energy Corp. (the “Company” or “UEC”) and in response to the recent comment letter (the “Comment Letter”), dated February 29, 2024, to the Company from the United States Securities and Exchange Commission (the “SEC”).

We are pleased to hereby provide the SEC with the Company’s responses to the Comment Letter, and please note that we have repeated below each of the comments/requests contained in the Comment Letter and responded in each instance in bold and immediately thereafter for, we hope and trust, the SEC’s ease of reference in review.

In this respect we note that we refer below to each of the Company’s updated and amended and most recently filed Form 10-K/A (the “Form 10-K/A”) in this matter, together with the noted and updated Regulation SK-1300 Technical Report Summary titled “2024 Technical Report on the Horseshoe-Raven Project, Saskatchewan”, dated effective on March 1, 2024 (the described “TRS”), in respect of the same; each of which have now been filed on EDGAR.

McMillan LLP   Ι   Royal Centre, 1055 W. Georgia St., Suite 1500, PO Box 11117, Vancouver, BC, Canada V6E 4N7   Ι   t 604.689.9111   Ι   f 604.685.7084

Lawyers   Ι   Patent & Trade-mark Agents   Ι   Avocats   Ι   Agents de brevets et de marques de commerce

Vancouver   Ι   Calgary   Ι   Toronto   Ι   Ottawa   Ι   Montréal   Ι   Hong Kong   Ι   mcmillan.ca

April 2, 2024 Page 2

SEC Comment Letter:

“Form 10-K for the Fiscal Year Ended July 1, 2023

Item 2. Description of Properties, page 28

1.

It appears there are inconsistencies between the notes to the summary resource table and certain individual property resource tables. For example, note 4 to Table 2.5 indicates a long-term uranium price of $40 per pound for ISR projects and $65 per pound for conventional projects, however, Table 2.41 on page 87 discloses $56 per pound.

Additionally, note 5 to Table 2.5 states that resources are 100% attributable to the company, however, Table 2.42 on page 93 states that the resources in the table are based on UEC’s 49.0975% equity in the project.

We also note that you have included two tables identified as Table 2.42, including Table 2.42 on page 93 and Table 2.42 on page 90.

Please revise to ensure the pricing and attributable resource disclosures are consistent between individual property resource tables and the summary resource table, and correct the table numbers listed with each table.”

Company Response:

In this respect the Company notes and confirms that:

●

The Company has now updated each of mineral resource estimate information contained in the footnotes to each of the following Tables for the following Company Projects in the filed Form 10-K/A as follows: Table 2.5 (Mineral Resources); Table 2.6 (Year over Year Changes); Table 2.8 (Irigaray Project); Table 2.10 (Christensen Ranch Project); Table 2.12 (Moore Ranch Project); Table 2.14 (Reno Creek Project); Table 2.16 (Ludeman Project); Table 2.18 (Allemand Ross Project); Table 2.20 (Barge Project); Table 2.22 (Jab/West Project); Table 2.24 (Charlie Project); Table 2.26 (Nine Mile Lake Project); Table 2.28 (Red Rim Project); Table 2.30 (Clarkson Hill Project); Table 2.33 (Palangana Project); Table 2.35 (Burke Hollow Project); Table 2.37 (Goliad Project); Table 2.39 (Salvo Project); Table 2.40 (Anderson Project); Table 2.42 (Horseshoe-Raven Project); and Table 2.43 (Shea Creek Project); in order to clearly set forth:

●         the long-term uranium price utilized for each Project;

●         the point of reference utilized for each Project;

●         the cut-grade utilized for each Project; and

April 2, 2024 Page 3

●	the metallurgical recovery factor utilized for each Project.

In this respect the Company notes, for example, that footnotes 3. and 4. in Table 2.5 (Mineral Resources) of the filed Form 10-K/A now provide as follows:

3.	The point of reference for mineral resources is in-situ at the Project.

4.

Mineral Resources are estimated using a long-term uranium price of $40 per pound for ISR projects and $65 per pound for conventional projects, except for the Canadian projects where a price of $56 per pound was used for the Roughrider Project, a price of $75 per pound was used for the Horseshoe-Raven Project, a price of $50 per pound was used for the Shea Creek Project, a price of $50 per pound was used for the Christie Lake Project and a price of $62 per pound was used for the Millennium Project.”;

●

The Company has now clarified that the mineral resources in each of Tables 2.5 and 2.42 are 100% attributable to the Company, and in this respect the Company notes that footnote 5. in Table 2.5 (Mineral Resources) of the filed Form 10-K/A now provides as follows:

5.	Mineral Resources in the table above are 100% attributable to the Company. Where JV projects have resources that are attributable to other companies, these resources are not listed in this table.”;

●	The Company has now re-labelled the second Table 2.42 in the filed Form 10-K/A to be “Table 2.43” and, in addition, has now re-labelled Tables 2.43 as “Table 2.44” as well; and

●

The Company confirms that it has ensured that the pricing and attributable resource disclosures are consistent between individual property resource tables and the summary resource table in the filed Form 10-K/A;

and we hope and trust that this is now clear and satisfactory in this regard.

SEC Comment Letter:

“2.

We note that several of the properties that have been included in Table 2.6, Year over Year Changes in Mineral Resources, were acquired during the fiscal year ending 2023, however resource estimates related to these properties are reflected in the fiscal year ending 2022. Please revise as necessary.”

April 2, 2024 Page 4

Company Response:

In this respect the Company notes and confirms that Table 2.6 (Year over Year Changes) in the filed Form 10-K/A has now been revised to indicate that the Company did NOT have any resource estimates for its Canadian Projects for its fiscal year ending 2022, such that the year over year (fiscal 2022 to fiscal 2023) change in mineral resource updates for the Company’s material properties in Canada only changed by 100% for Indicated pounds; and we hope and trust that this is now clear and satisfactory in this regard.

SEC Comment Letter:

3.

As necessary please revise all individual property mineral resource tables to include the point of reference, the price, the cut-off grade, and the metallurgical recovery factor as required by Item 1304(d)(1) of Regulation S-K.”

Company Response:

In this respect the Company notes and confirms, as indicated above, that the Company has now updated each of mineral resource estimate information contained in the footnotes to each of the following Tables for the following Company Projects in the filed Form 10-K/A as follows: Table 2.5 (Mineral Resources); Table 2.6 (Year over Year Changes); Table 2.8 (Irigaray Project); Table 2.10 (Christensen Ranch Project); Table 2.12 (Moore Ranch Project); Table 2.14 (Reno Creek Project); Table 2.16 (Ludeman Project); Table 2.18 (Allemand Ross Project); Table 2.20 (Barge Project); Table 2.22 (Jab/West Project); Table 2.24 (Charlie Project); Table 2.26 (Nine Mile Lake Project); Table 2.28 (Red Rim Project); Table 2.30 (Clarkson Hill Project); Table 2.33 (Palangana Project); Table 2.35 (Burke Hollow Project); Table 2.37 (Goliad Project); Table 2.39 (Salvo Project); Table 2.40 (Anderson Project); Table 2.42 (Horseshoe-Raven Project); and Table 2.43 (Shea Creek Project); in order to clearly set forth:

●	the long-term uranium price utilized for each Project;

●	the point of reference utilized for each Project;

●	the cut-grade utilized for each Project; and

●	the metallurgical recovery factor utilized for each Project;

and we hope and trust that this is now clear and satisfactory in this regard.

April 2, 2024 Page 5

SEC Comment Letter:

“Item 15. Exhibits, Financial Statement Schedules
96.4 page 151

4.

We note that you have assumed a cut-off grade of 0.05% U308 for your Horseshoe-Raven mineral resource, however you have not included underground mining costs in the cut-off grade calculation. Mining costs must be included in the cut-off calculation in order to establish a reasonable prospect of economic extraction; similar to mining costs that were included in the Roughrider Uranium technical report summary, provided as Exhibit 96.10.

Please revise the technical report summary to include mining costs in the cut-off grade calculation, and revise the resource disclosure as necessary.

Please review your other technical report summaries to ensure that mining costs have been included in the cut-off grade, as necessary.”

Company Response:

In this respect the Company notes and confirms that, in accordance with the now updated and filed TRS respecting the Horseshoe-Raven Project, and as now set forth in the filed Form 10-K/A:

●	The filed TRS now includes mining costs in its cut-off grade calculation;

●

The filed TRS and related Form 10-K/A resource disclosure uses a cut-off grade of 0.05% U3O8, and that the cut-off grade was determined utilizing a current uranium price of $75 per pound a metallurgical recovery rate of 95%; and

●	The Company has reviewed its other technical report summaries to ensure that mining costs had been utilized in their respective cut-off grade calculations;

and we hope and trust that this is now clear and satisfactory in this regard.

SEC Comment Letter:

“5.

We note that disclosures under Reliance on Other Experts, on page 134 of the Technical Report Summary, include categories of information beyond those that are permissible under Item 1302(f)(1) of Regulation S-K.

For example, in one paragraph of this section, the qualified person indicates that there has been reliance with regard to content in Section 10, exclusively on information and data supplied by UEX.

April 2, 2024 Page 6

Please discuss this observation with the qualified person and arrange to obtain and file a revised technical Report Summary that is consistent with the requirements in Item 1302(f)(2) of Regulation S-K.

We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within categories listed in the guidance referenced above, in an alternate and corresponding section of the report.”

Company Response:

In this respect the Company notes and confirms that, in accordance with the now updated and filed TRS respecting the Horseshoe-Raven Project, Section 25 of the TRS has now been revised to remove the two (last) paragraphs incorporated therein wherein references to reliance by the TRS QPs on both prior metallurgical testing and recovery and processing/water treatment and general and administrative costs were previously provided for and which were previously beyond those categories that are permissible under Item 1302(f)(1) of Regulation S-K; and we hope and trust that this is now clear and satisfactory in this regard.

We hope and trust that each of the foregoing responses and the Company’s now filed Form 10-K/A and updated TRS are clear, satisfactory and fully responsive to the Comment Letter; however, should the SEC have any further questions or concerns respecting any of the same please do not hesitate to contact the undersigned, at 604.691.7445, at the SEC’s convenience at any time.

We thank the SEC in advance for its prompt attention to and its continued cooperation in this matter and, in the interim, we remain,

Yours very truly,

/s/ Thomas J. Deutsch

Thomas Deutsch*
for McMillan LLP

* Law Corporation
ec.         The Company and PwC